UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 28, 2023

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II Sector-20,

Gurugram-122008, Haryana, India

(+91 124) 4591700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submissions of Matters to a Vote of Shareholders

Annual General Meeting

Yatra Online, Inc. (the “Company”) held its Annual General Meeting of shareholders on September 28, 2023. The following resolutions, as described in detail in the Company’s proxy statement attached to the Company’s Form 6-K filed on September 01, 2023, were submitted to the Company’s shareholders at this meeting and were duly approved and passed:

i.	Ordinary resolution to re-appoint Ms. Neelam Dhawan, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

ii.	Ordinary resolution to re-appoint Mr. Roshan Mendis, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

iii.	Ordinary resolution to re-appoint Mr. Michael A. Kaufman, Class I director nominee, to the Board of Directors to serve for a three-year term expiring at the 2026 annual general meeting;

iv.	Ordinary resolution to ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2024; and

v.	Special resolution for the issuance of Ordinary Shares pursuant to the Note Purchase Agreement dated October 05, 2022, as amended, between Yatra Online, Inc. and MAK Capital Fund, LP (“Purchase Agreement”).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: September 29, 2023	By:	/s/ Dhruv Shringi
Dhruv Shringi
Director and Chief Executive Officer

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